EXHIBIT 99.1

CONTACT

Edward Wong, Chief Financial Officer

011-852-2810-7205 or cfo@chnr.net

FOR IMMEDIATE RELEASE

CHINA NATURAL RESOURCES RELEASES

INTERIM RESULTS OF OPERATIONS

HONG KONG, December 31, 2013 – CHINA NATURAL RESOURCES, INC. (NASDAQ: CHNR), a company based in the People’s Republic of China, today released unaudited interim financial information for the three and six months ended June 30, 2013 as follows:

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

THREE AND SIX MONTHS ENDED JUNE 30, 2013 AND 2012

(Amounts in thousands, except share and per share data)

	Three Months Ended June 30,			Six Months Ended June 30,
	2012	2013	2013	2012	2013	2013
	CNY	CNY	US$	CNY	CNY	US$

REVENUE	37,841	41,268	6,724	66,903	70,555	11,496
COST OF SALES	(22,344)	(31,937)	(5,204)	(38,687)	(51,428)	(8,379)
GROSS PROFIT	15,497	9,331	1,520	28,216	19,127	3,117

SELLING AND DISTRIBUTION EXPENSES	(840)	(1,363)	(222)	(1,525)	(2,791)	(455)
ADMINISTRATIVE EXPENSES	(21,203)	(42,090)	(6,858)	(39,166)	(65,942)	(10,744)
IMPAIRMENT LOSS ON PROPERTY, PLANT AND EQUIPMENT	—	—	—	—	(184,417)	(30,048)
OTHER OPERATING EXPENSES	(3,591)	(1,760)	(287)	(4,704)	(3,372)	(549)
OPERATING LOSS	(10,137)	(35,882)	(5,847)	(17,179)	(237,395)	(38,679)
FINANCE COSTS	(11,368)	(31,902)	(5,198)	(20,818)	(43,912)	(7,155)
INTEREST INCOME	905	1,337	218	1,695	1,778	290
NON-OPERATING INCOME (EXPENSE), NET	(858)	1,613	263	(889)	1,215	198
PROFIT (LOSS) BEFORE INCOME TAXES	(21,458)	(64,834)	(10,564)	(37,191)	(278,314)	(45,346)
INCOME TAXES (EXPENSE) BENEFIT	(7,078)	6,448	1,051	(8,361)	50,083	8,160
LOSS FOR THE PERIOD	(28,536)	(58,386)	(9,513)	(45,552)	(228,231)	(37,186)

ATTRIBUTABLE TO:
Owners of the Company	(28,547)	(56,840)	(9,261)	(47,707)	(227,422)	(37,054)
Non-controlling interests	11	(1,546)	(252)	2,155	(809)	(132)
	(28,536)	(58,386)	(9,513)	(45,552)	(228,231)	(37,186)

LOSSES PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Basic	(1.15)	(2.28)	(0.37)	(1.92)	(9.13)	(1.49)

Diluted	(1.15)	(2.28)	(0.37)	(1.92)	(9.13)	(1.49)

LOSS FOR THE PERIOD	(28,536)	(58,386)	(9,513)	(45,552)	(228,231)	(37,186)

Other comprehensive income (loss):
Items to be classified to profit or loss in subsequent period:
Foreign currency translation adjustments	(2,794)	2,475	403	(2,579)	3,845	627
TOTAL OTHER COMPREHENSIVE INCOME	(2,794)	2,475	403	(2,579)	3,845	627
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD, NET OF TAX	(31,330)	(55,911)	(9,110)	(48,131)	(224,386)	(36,559)

Attributable to:
Owners of the Company	(31,341)	(54,365)	(8,858)	(50,286)	(223,577)	(36,427)
Non-controlling interests	11	(1,546)	(252)	2,155	(809)	(132)
	(31,330)	(55,911)	(9,110)	(48,131)	(224,386)	(36,559)

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2013 AND DECEMBER 31, 2012

(Amounts in thousands)

	December 31,	June 30,	June 30,
	2012	2013	2013
	CNY	CNY	US$
		(Unaudited)	(Unaudited)

ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	2,349,914	2,308,729	376,168
Rehabilitation fund	33,052	44,942	7,323
Prepayments	117,123	118,629	19,329
Deferred tax assets	6,916	8,145	1,327

TOTAL NON-CURRENT ASSETS	2,507,005	2,480,445	404,147

CURRENT ASSETS
Inventories	18,403	21,642	3,526
Trade and bill receivables	49,275	46,551	7,585
Prepayments	5,992	6,892	1,123
Other receivables	31,909	37,211	6,063
Restricted bank deposits	7,082	—	—
Term deposits with an original maturity over three months	23,650	3,699	603
Cash and cash equivalents	210,944	298,533	48,641

TOTAL CURRENT ASSETS	347,255	414,528	67,541

TOTAL ASSETS	2,854,260	2,894,973	471,688

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade and bills payables	104,199	99,783	16,258
Other payables and accrued liabilities	79,923	69,994	11,404
Interest bearing bank and other borrowings	443,900	861,900	140,432
Due to related companies	411,053	6,573	1,071
Interest payable	9,093	11,195	1,824
Taxes payable	24,143	24,398	3,975
Mining rights payable	25,568	31,368	5,111

TOTAL CURRENT LIABILITIES	1,097,879	1,105,211	180,075
NET CURRENT LIABILITIES	750,624	690,683	112,534
TOTAL ASSETS LESS CURRENT LIABILITIES	1,756,381	1,789,762	291,613

NON-CURRENT LIABILITIES
Interest bearing bank and other borrowings	569,630	897,449	146,224
Due to the Shareholder	266,610	257,041	41,880
Interest payable	17,894	18,788	3,061
Deferred tax liabilities	267,004	216,332	35,248
Mining rights payable	77,810	66,150	10,778
Asset retirement obligations	10,558	11,515	1,876

TOTAL NON-CURRENT LIABILITIES	1,209,506	1,467,275	239,067

TOTAL LIABILITIES	2,307,385	2,572,486	419,142

EQUITY
Issued capital	312,081	312,081	50,848
Other capital reserves	536,872	536,872	87,474
Reserves	49,793	52,706	8,588
Accumulated losses	(443,001)	(673,338)	(109,709)
Other comprehensive losses	(2,811)	1,034	168

EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY	452,934	229,355	37,369
NON-CONTROLLING INTERESTS	93,941	93,132	15,177
TOTAL EQUITY	546,875	322,487	52,546

TOTAL LIABILITIES AND EQUITY	2,854,260	2,894,973	471,688

For the convenience of the reader, amounts in Renminbi, the Chinese currency (“CNY”), have been translated into United States dollars (“US$”) at the applicable rate of US$1.00 = CNY6.1375 as quoted by Bloomberg Finance L.P. as of June 30, 2013. No representation is made that the CNY amounts could have been, or could be, converted into US$ at that rate, or at all.

The condensed consolidated statements of operations and comprehensive income for the three and six months ended June 30, 2013 (unaudited) and the condensed consolidated statements of financial position sheet as of June 30, 2013 (unaudited) are derived from, and should be read in conjunction with, the Company’s unaudited condensed consolidated financial statements for the three and six months ended June 30, 2013 and 2012, as filed with the Securities and Exchange Commission on December 31, 2013 under cover of Form 6-K. The results of operations for the six months ended June 30, 2013 are not necessarily indicative of the results of operations that may be expected for the year ending December 31, 2013.

Mr. Feilie Li, the Company's Chairman and CEO, commented on the 2013 interim results: "Our metal segment resumed normal operation in the first half of 2013. The operation of Gouchang Coal Mine has been temporarily suspended by the Guizhou government since March 2013 pending the acquisition by us of a nearby coal mine and Gouchang Coal Mine achieving certain production capacity targets, as required by Guizhou province’s coal mine consolidation policy.  As a result, we incurred an impairment loss on property, plant and equipment of CNY184.42 million (US$30.05 million) for the six months ended June 30, 2013. The drop in the market price of coal in Guizhou in the first half of 2013 also contributed to the loss of the Group. In view of the continuing economic growth in the PRC, we believe that demand for coal, in particular coal used in the chemical industry, will continue to be robust in the medium and long run. We remain positive about the prospects for the coal mining industry in the PRC.”

About China Natural Resources, Inc.:

China Natural Resources, Inc., a British Virgin Islands corporation, through its operating subsidiaries in the People's Republic of China, is currently engaged in (a) the acquisition and exploitation of mining rights, including the exploration, mineral extraction, processing and sale of iron, zinc and other nonferrous metals, extracted or produced at mine primarily located in Anhui Province in the PRC, and (b) the acquisition, exploration, development and production of coal resources in Guizhou Province in the PRC.

Forward-Looking Statements:

This press release includes forward-looking statements within the meaning of federal securities laws. These statements include, without limitation, statements regarding the intent, belief and current expectations of management with respect to the Company's policies regarding investments, dispositions, financings, conflicts of interest and other matters; and trends affecting the Company's financial condition or results of operations. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, many of which are outside of our control, and actual results may differ materially from those in the forward-looking statement. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are: uncertainties relating to our business operations and operating results; uncertainties regarding the governmental, economic and political environment in the People’s Republic of China; uncertainties associated with metal and coal price volatility; uncertainties associated with the Company’s reliance on third-party contractors and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission, including without limitation the information set forth in our Annual Report on Form 20-F under the heading "Risk Factors". While management believes that its assumptions forming the bases for forward looking statements are reasonable, assumed facts or bases generally vary from actual results, and there can be no assurance that the expectations or beliefs expressed in forward looking statements will be achieved or accomplished.

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